                                                                  Reed Smith LLP
                                                             1301 K Street, N.W.
                                                         Suite 1100 - East Tower
                                                     Washington, D.C. 20005-3373
W. THOMAS CONNER                                             Tel +1 202 414 9200
Direct Phone: +1 202 414 9208                                Fax +1 202 414 9299
Email: tconner@reedsmith.com                                       reedsmith.com

October 30, 2014

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Sonny Oh
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Insured Investments Office
100 F Street, NE
Washington, DC 20549

METLIFE INVESTORS USA INSURANCE COMPANY
---------------------------------------
METLIFE INVESTORS USA SEPARATE ACCOUNT A
GROWTH AND INCOME ("NAT'L VERSION")
POST-EFFECTIVE AMENDMENT ON FORM N-4
FILE NOS. 811-03365 AND 333-161443

METROPOLITAN LIFE INSURANCE COMPANY
-----------------------------------
METROPOLITAN LIFE SEPARATE ACCOUNT E
GROWTH AND INCOME ("NY VERSION")
POST-EFFECTIVE AMENDMENT ON FORM N-4
FILE NOS. 811-04001 AND 333-162586

Dear Mr. Oh:

     On behalf of MetLife Investors USA Insurance Company ("MLI USA") and Metropolitan Life Insurance Company ("MLIC," and together with MLI USA, the "Companies") and their corresponding separate accounts, MetLife Investors USA Separate Account A and Metropolitan Life Separate Account E (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that you provided to us orally on October 20, 2014 with regard to the post-effective amendments on Form N-4 for the Nat'l Version and the NY Version that were filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the "Securities Act"), on September 5, 2014 and September 10, 2014, respectively (collectively, the "Registration Statements"). To the extent that a response indicates that the Companies propose revised disclosure, the changes will be reflected in a subsequently-filed post-effective amendment.

     For ease of reference, each of the Staff's comments is set forth below, followed by the Companies' response.

  NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS . LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . HOUSTON
  SINGAPORE . MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON
    . SILICON VALLEY . DUBAI . CENTURY CITY . RICHMOND . ATHENS . KAZAKHSTAN

                                                           US_ACTIVE-119653360.4

Sonny Oh                                                     [LOGO OF REEDSMITH]
(October 30, 2014)
Page 2

                            NAT'L VERSION - GENERAL
                            -----------------------

1. Please disclose to the Staff whether there are any types of guarantees or support agreements with any third parties.

     RESPONSE: There are no guarantees or support agreements with third parties.

                           NAT'L VERSION - PROSPECTUS
                           --------------------------

2.   FRONT COVER PAGE

     Please ensure the reference to the Statement of Additional Information ("SAI") in the fourth paragraph is updated.

     RESPONSE: We have updated the reference to November 17, 2014.

3.   FEE TABLES AND EXAMPLES (PAGE 7)

     Please note that the Fidelity VIP Money Market Portfolio is only used during the free look period. Therefore, if it can never be used during the accumulation period, the minimum value in the Total Annual Portfolio Expenses table should reflect the operating fees for the Fidelity VIP FundsManager 60% Portfolio as both the minimum and maximum expenses.

     RESPONSE: Pursuant to the Staff's comment, MLI USA has deleted the Fidelity VIP Money Market Portfolio from the table "Total Annual Portfolio Expenses." MLI USA has also revised the table to eliminate the "Minimum" and "Maximum" labels, since there is only a single Investment Option.

4.   PURCHASE (PAGE 11)

     Please clarify that after the Free Look Period expires, the Account Value will be transferred to Investment Options per an Owner's allocation instructions if more than one Investment Option is available at that time.

     RESPONSE: In response to the Staff's comment, MLI USA has revised the third paragraph under the caption "2. PURCHASE - Free Look" to indicate that, in the event additional Investment Options are offered in the future, Purchase Payments will be allocated to the Investment Options in accordance with the allocation instructions designated in the investor's application.

5.   SUBSTITUTION OF INVESTMENT OPTIONS (PAGE 16)

     Please retain the first full sentence that was deleted.

     RESPONSE: The referenced sentence states that: "Substitution may be made with respect to existing investments or the investment of future purchase payments, or both." The sentence is inapplicable because the contract is a "single premium" product that does not permit the

Sonny Oh                                                     [LOGO OF REEDSMITH]
(October 30, 2014)
Page 3

     investment of future purchase payments. Accordingly, we respectfully decline to make the requested change.

6.   EXPENSES (PAGE 17)

     Under "Variable Account Product Charges," please explain to the Staff whether the added disclosure to the first paragraph represents a change of when the charge applies. If it does represent a change, please explain whether it applies to existing and/or new contract owners.

     RESPONSE: The noted sentence is reflected as an addition in the marked copy of the Nat'l Version because it was restored in response to a comment that MLI USA received from the Staff in June 2014. Accordingly, the noted sentence does not represent a change.

7.   ANNUITY PAYMENTS (THE INCOME PHASE) (PAGE 19)

     Please discuss the impact that frequency and duration have on the level of annuity payments per Item 8(c) of Form N-4. In doing so, please also state the frequency and, if applicable, the choice of frequency with which one can receive annuity payments.

     RESPONSE: The contract does not permit the contract holder to elect the frequency or duration of annuity payments. With respect to frequency, as disclosed in the first paragraph under "5. ANNUITY PAYMENTS (THE INCOME PHASE)," income payments under any available Annuity Income Option will be received monthly. With respect to duration, MLI USA has confirmed that duration does not have a significant impact on the level of payments provided by the two Annuity Income Options and therefore additional disclosure is not needed.

8.   ACCESS TO YOUR MONEY (PAGE 22)

     Please revise the last sentence of the first paragraph to clarify that your beneficiary may also have access to the money through Annuity Income Options (1) or (2).

     RESPONSE: MLI USA has revised the last sentence of the first paragraph to read as follows: "Your Beneficiary can have access to the money in the contract when a death benefit is paid or under certain Annuity Options described under "Annuity Payments (The Annuity Period) - Annuity Options" which provide for continuing annuity payments or a cash refund during the Annuity Period upon death of the last surviving Annuitant."

9.   FEDERAL INCOME TAX STATUS (PAGE 33)

     Please confirm that this section has been updated and is otherwise current. In doing so, please confirm the applicability of disclosure provided under "3.8% Tax on Net Investment Income" as such disclosure has not been consistently provided in other recent registration statements filed by the registrant and its affiliates.

     RESPONSE: We confirm that the disclosure provided under the caption "3.8% Tax on Net Investment Income" is correct and applicable.

Sonny Oh                                                     [LOGO OF REEDSMITH]
(October 30, 2014)
Page 4

10.  OTHER INFORMATION - THE VARIABLE ACCOUNT (PAGE 39)

     In the first sentence of the first paragraph, please italicize the word "Variable Account" to be consistent with the narrative preceding the Index on page 4.

     RESPONSE: We have made the requested change.

              NAT'L VERSION - STATEMENT OF ADDITIONAL INFORMATION
              ---------------------------------------------------

11. Please provide a Statement of Additional Information for the registration statement.

     RESPONSE: We have included a SAI dated November 17, 2014 in the registration statement.

12.  REPRESENTATIONS

     Please provide appropriate TANDY representations.

     RESPONSE: MLI USA acknowledges that, with respect to the post-effective amendment to be subsequently filed for the Nat'l Version as noted in the first paragraph of this letter:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              NY VERSION - GENERAL
                              --------------------

1. Please disclose to the Staff whether there are any types of guarantees or support agreements with any third parties.

     RESPONSE: There are no guarantees or support agreements with third parties.

2.   (A) FRONT COVER PAGE

     Please ensure the reference to the Statement of Additional Information ("SAI") in the fourth paragraph is updated.

     RESPONSE: We have updated the reference to November 17, 2014.

Sonny Oh                                                     [LOGO OF REEDSMITH]
(October 30, 2014)
Page 5

     (B) HIGHLIGHTS (PAGE 4)

     The "State Variations" section has been appropriately deleted; however, the last two sentences of the disclosure are still applicable and therefore, should be retained.

     RESPONSE: MLIC has inserted the following sentences in the "HIGHLIGHTS" section of the prospectus: "This prospectus describes all material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Office."

3.   FEE TABLES AND EXAMPLES (PAGE 6)

     Please note that the Fidelity VIP Money Market Portfolio is only used during the free look period. Therefore, if it can never be used during the accumulation period, the minimum value in the Total Annual Portfolio Expenses table should reflect the operating fees for the Fidelity VIP FundsManager 60% Portfolio as both the minimum and maximum expenses.

     RESPONSE: Pursuant to the Staff's comment, MLIC has deleted the Fidelity VIP Money Market Portfolio from the table "Total Annual Portfolio Expenses." MLIC has also revised the table to eliminate the "Minimum" and "Maximum" labels, since there is only a single Investment Option.

4.   (A) PURCHASE (PAGE 11)

     Please clarify that after the Free Look Period expires, the Account Value will be transferred to Investment Options per an Owner's allocation instructions if more than one Investment Option is available at that time.

     RESPONSE: In response to the Staff's comment, MLIC has revised the third paragraph under the caption "2. PURCHASE - Free Look" to indicate that, in the event additional Investment Options are offered in the future, Purchase Payments will be allocated to the Investment Options in accordance with the allocation instructions designated in the investor's application.

     (B) Please reconcile the 60-day period for replacement contracts described here with the 65-day period described in the "Highlights" section on page 4.

     RESPONSE: The requested change has been made.

5.   SUBSTITUTION OF INVESTMENT OPTIONS (PAGE 15)

     Please confirm that the added sentence that begins "[s]ubstitution may be made..." clarifies the disclosure and does not represent a change. If it is a change, please disclose if it applies to existing and/or new contract owners.

     RESPONSE: Inclusion of the referenced sentence in the prospectus was inadvertent; therefore, this sentence has been deleted. As we noted in our response to Comment 5 for the Nat'l Version, the referenced sentence is inapplicable because the contract is a "single premium" product that does not permit the investment of future purchase payments.

Sonny Oh                                                     [LOGO OF REEDSMITH]
(October 30, 2014)
Page 6

6.   (A) EXPENSES (PAGE 16)

     Under "Variable Account Product Charges," please explain to the Staff whether the added disclosure to the first paragraph represents a change of when the charge applies. If it does represent a change, please explain whether it applies to existing and/or new contract owners.

     RESPONSE: As we noted in our response to Comment 6 for the Nat'l Version, the referenced sentence does not represent a change.

     (B) PREMIUM AND OTHER TAXES (PAGE 17)

     Please disclose the applicable state premium tax or state there is none. Also, add the same disclosure back into the narrative that introduces the first fee table on page 6.

     RESPONSE:  The requested change has been made.

7.   (A) ANNUITY PAYMENTS (THE INCOME PHASE) (PAGE 18)

     Please discuss the impact that frequency and duration have on the level of annuity payments per Item 8(c) of Form N-4. In doing so, please also state the frequency and, if applicable, the choice of frequency with which one can receive annuity payments.

     RESPONSE: As noted above in our response to Comment 7 to the Nat'l Version, the contract does not permit the contract holder to elect the frequency or duration of annuity payments. With respect to frequency, as disclosed in the first paragraph, income payments under "5. ANNUITY PAYMENTS (THE INCOME PHASE)," any available Annuity Income Option will be received monthly. With respect to duration, MLIC has confirmed that duration does not have a significant impact on the level of payments provided by the two Annuity Income Options and therefore additional disclosure is not needed.

     (B)  ADDITIONAL INFORMATION (PAGE 19)

     In the first paragraph, please clarify whether the change in Annuity Payments that are under $20 applies to existing and/or future contract owners. If this is to apply to existing contract owners, please explain the basis for permitting such a change, as the prior disclosure that has been deleted does not indicate the Company has the right to make such a change.

     RESPONSE: We confirm that the deletion in the first paragraph under "5. ANNUITY PAYMENTS (THE INCOME PHASE) - Additional Information" does not represent a change to the NY Version of the contract. In this paragraph, the deletion indicates a difference between the Nat'l Version and the NY Version of the contract. The NY Version of the contract contains the following additional provision, which is not present in the Nat'l Version of the contract: "If the Contract Value or annual GWB Amount is not sufficient to provide you with a monthly income payment of at least $20, we will pay you the Contract Value without application of any Surrender Charge."

Sonny Oh                                                     [LOGO OF REEDSMITH]
(October 30, 2014)
Page 7

8.   ACCESS TO YOUR MONEY (PAGE 20)

     Please revise the last sentence of the first paragraph to clarify that your beneficiary may also have access to the money through Annuity Income Options (1) or (2).

     RESPONSE: MLIC has revised the last sentence of the first paragraph to read as follows: "Your Beneficiary can have access to the money in the contract when a death benefit is paid or under certain Annuity Options described under "Annuity Payments (The Annuity Period) - Annuity Options" which provide for continuing annuity payments or a cash refund during the Annuity Period upon death of the last surviving Annuitant."

9. Please revise the "Abandoned Property Requirements" section on page 30 as it applies in New York.

     RESPONSE: MLIC has reviewed the referenced disclosure, and respectfully submits that the discussion under "Abandoned Property Requirements" correctly describes the obligations of the company with respect to unclaimed death benefits, which are governed by the abandoned property laws of the state in which the Beneficiary or Owner last resided, which may or may not be the State of New York.

10.  FEDERAL INCOME TAX STATUS (PAGE 31)

     Please confirm that this section has been updated and is otherwise current. In doing so, please confirm the applicability of disclosure provided under "3.8% Tax on Net Investment Income" on page 32 as such disclosure has not been consistently provided in other recent registration statements filed by the registrant and its affiliates.

     RESPONSE: We confirm that the disclosure provided under the caption "3.8% Tax on Net Investment Income" is correct and applicable.

                NY VERSION - STATEMENT OF ADDITIONAL INFORMATION
                ------------------------------------------------

11. Please provide a Statement of Additional Information for the registration statement.

     RESPONSE: We have included a SAI dated November 17, 2014 in the registration statement.

12.  REPRESENTATIONS

     Please provide appropriate TANDY representations.

     RESPONSE: MLIC acknowledges that, with respect to the post-effective amendment to be subsequently filed for the NY Version as noted in the first paragraph of this letter:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Sonny Oh                                                     [LOGO OF REEDSMITH]
(October 30, 2014)
Page 8

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208.

Very truly yours,

/s/ W. Thomas Conner
-----------------------------
W. Thomas Conner

WC:gp